Liquid Media Group Ltd. #401, 750 West Pender Street Vancouver, British Columbia V6C 2T7, Canada NASDAQ: YVR

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at March 29, 2023 unless otherwise stated.

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Liquid Media Group Ltd. (the “Company”) for use at the special meeting (the “Meeting”) of shareholders (“Shareholders”) of the Company to be held at 10:00 a.m. (Vancouver time) on the 2nd day of May, 2023, at the place and for the purposes set forth in the notice of the Meeting (the Notice of Meeting”).

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by Management will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Registered Shareholders

If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the proxy, and return it to Odyssey Trust Company, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, not less than 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment(s) or postponement(s) thereof.

Non-Registered Shareholders

Only directly registered Shareholders or duly appointed proxyholders are entitled to vote at the Meeting. Most Shareholders are non-registered Shareholders (“Non-Registered Shareholders”) because the common shares of the Company (“Shares”) they own are not registered in their names but are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESSPs and similar plans); or (b) in the name of a clearing agency such as The Canadian Depository for Securities Limited in Canada or the Depository Trust Company in the United States, of which the Intermediary is a participant.

These meeting materials (the “Meeting Materials”) are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

a)Be given a proxy which has already been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. This form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and return it in accordance with the instructions provided in the proxy; or

b)More typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form” or “VIF”), which the Intermediary must follow.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Shareholder should strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the cases of a VIF, follow the corresponding instructions on the form.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to both registered and non-registered owners of the Shares. If you are a Non-Registered Shareholder, and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. The Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the cost of delivery.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such Shareholder at the Meeting and any adjournment(s) or postponement(s) thereof. Such right may be exercised either by striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Odyssey Trust Company, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, not less than forty-eight (48)

hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, or any adjournment(s) or postponement(s) thereof.

A registered Shareholder of the Company who has given a proxy may revoke the proxy by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company at any time prior to 8:00 a.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, (ii) with the said office of Odyssey Trust Company Attn: Proxy Department at any time prior to 8:00 a.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, or (iii) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke a VIF or proxy that has been given to an Intermediary or to the service company that the Intermediary uses by following the instructions of the Intermediary respecting the revocation of proxies, provided that an Intermediary is not required to act on a revocation of a proxy or VIF which is not received by the Intermediary at least seven days prior to the Meeting.

Voting and Discretion of Proxies

The Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment or postponement thereof, in accordance with the instructions of the Shareholder thereon. In the absence of instructions, such Shares will be voted in favour of each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the accompanying Notice of Meeting and on other matters, if any, which may properly come before the Meeting or any adjournment or postponement thereof.

NOTICE AND ACCESS

The Company is not sending the Meeting Materials to registered Shareholders or Non-Registered Shareholders using notice-and-access delivery procedures defined under NI 54-101 and National Instrument 51-102 Continuous Disclosure Obligations.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 Shares without par value. As of the record date, determined by the Board of Directors of the Company (the “Board”) to be the close of business on March 28, 2023 (the “Record Date”), a total of 19,313,340 Shares were issued and outstanding. Each Share entitles the Shareholder of record to one vote at the Meeting.

The Company also has the following authorized preferred shares (“Preferred Shares”): (a) 9,999,900 Preferred Shares, (b) 1,000,000 Series A Preferred Shares, (c) 100 Series B Preferred Shares, (d) 1,000,000 Series C Preferred Shares, (e) 4,000,000 Series D Preferred Shares, and (f) 4,000,000 Series E Preferred Shares. As of the Record Date, there were no Preferred Shares issued and outstanding.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

To the knowledge of the directors and officers of the Company, as of March 28, 2023, there is no person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company other than Diamond Platinum Holdings Limited, which acquired 2,100,000 (10.87%) Shares of the Company in connection with the Company’s acquisition of Digital Cinema United Holdings Ltd.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

1.Alteration to Notice of Articles

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”). Accordingly, the Company became subject to the BCBCA and was no longer governed by the Company Act. There are a number of differences under the BCBCA, which differences were designed to provide greater flexibility and efficiency for British Columbia companies. The Board has reviewed the current Articles of the Corporation to determine what changes, if any, can provide a benefit to the Company in order to take full advantage of the flexibility of the BCBCA.

Removal of Pre-Existing Corporation Provisions

As a pre-existing company under the Company Act, the Company is subject to provisions contained in the BCBCA known as the “Pre-Existing Company Provisions”. The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act. Under the BCBCA, the Company has the option to replace the Pre-Existing Company Provisions with a new form of Articles that take advantage of the benefits of the BCBCA, provided the shareholders approve the change by way of a special resolution.

As a public company the only significant provision of the Pre-Existing Company Provisions that would apply to the Company is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed Special Resolution in order for the resolution to be passed. Under the BCBCA, with the approval of the shareholders, the Company may reduce the level of approval for Special Resolutions to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considers the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by Special Resolution.

Accordingly, the shareholders will be asked to approve the following Special Resolution at the Meeting:

RESOLVED as a Special Resolution that:

1.The Notice of Articles of the Company be altered to remove the application of the Pre-Existing Company Provisions, as defined in the Business Corporations Act (British Columbia); and

2.Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute, under the corporate seal of the Company or otherwise, deliver and file, for and on behalf of the Company, all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions

The foregoing Special Resolution must be approved by 75% of the votes cast at the Meeting by the shareholders voting in person or by proxy. The Board is in favour of the Special Resolution to remove the application of the Pre-Existing Company provisions.

It is the intention of the persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the special resolution authorizing the removal of the application of the Pre-Existing Company provisions.

2.Approval of New Form of Articles

From time to time, it is appropriate for a public company to review its form of Articles to ensure that they are up to date with the current legislation and standard practices with respect to the management and administration of a reporting issuer. The Articles of the Company have not been amended since 1986, prior to the BCBCA being proclaimed into force. The Company wishes to make certain optional alterations to its Articles to make the Articles fit with the BCBCA and to take advantage of the expanded flexibility provided by the BCBCA (much of which requires specific provisions in the articles of a company). In order to simplify the process, it is recommended that instead of attempting to make a series of individual changes to separate provisions of the Company’s Articles (i.e. the rules that govern the conduct of the Company’s affairs), a new comprehensive set of Articles be adopted.

Accordingly, it is proposed that the shareholders pass a Special Resolution to delete the Company’s existing Articles in their entirety and replace them with a new set of Articles. With the exception of the changes specifically noted below, most of the changes in the new form of Articles are minor in nature, and will not affect Shareholders or the day-to-day administration of the Company.

New Form of Articles

The Company is proposing to delete its existing Articles in their entirety and replace them with a new set of Articles. The new set of Articles will make the Company's Articles consistent with the terminology and provisions of the BCBCA. Most of the changes in the new form of Articles are minor in nature, and will not affect Shareholders or the day-to-day administration of the Company.

However, there are several changes of note, designed to facilitate the administration of the Company's affairs and reduce the overhead and administrative costs related to implementing such matters:

1.The directors will be able to increase the authorized capital of the Company, or create one or more classes or series of shares, without the necessity of obtaining shareholder approval. The existing Articles require approval of the Shareholders by Special Resolution, which is excessively restrictive, and necessitates holding a general meeting of the Shareholders.

2.The Company will be able to subdivide its shares by resolution of the directors. The current Articles require approval of the Shareholders by Special Resolution, which of course necessitates holding a general meeting of the Shareholders.

3.The Company will be able to consolidate all or any of its unissued or fully paid issued shares by an ordinary resolution of the Shareholders or by directors’ resolution. The current Articles require approval by a Special Resolution of the Shareholders.

4.The Company will be able to make further alterations to its Articles by ordinary resolution of its Shareholders or by resolution of the directors, rather than by Special Resolution of its Shareholders, including alterations that involve the creation, variation, or deletion of special rights and restrictions attaching to shares.

5.The Company will be able to, by resolution of the directors or by ordinary resolution of its shareholders, in each case as determined by the directors, change the name of the Company.

6.Without obligating the Company to take any action to provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders, participation by shareholders or proxy holders entitled to vote at a general meeting by telephone or other communications medium is permitted.

7.Notices (for example, notices of meetings), both to shareholders and to directors, can be given by mail, delivery and fax or email to the email address provided by the recipient.

8.Meetings of directors may be held, not only in person, but also, if all the persons participating in the meeting can communicate with each other by telephone (or other communications medium for example, email if all directors who wish to participate agree to such participation).

A copy of the proposed new Articles of the Company is attached as Schedule "A" to this Circular, and will also be available for inspection at the Meeting and at the Company's registered office, located at Suite 2501, 550 Burrard Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting. Once adopted, the new Articles will be filed under the Company’s name on the SEDAR website (www.sedar.com).

At the Meeting, Shareholders will be asked to approve a special resolution (the "New Articles Resolution"), deleting the existing Articles of the Company in their entirety and replacing them with the new form of Articles.

The text of the special resolution to be considered at the Meeting is as follows:

RESOLVED as a Special Resolution that:

1.The existing Articles of the Company be deleted in their entirety, and the form of Articles presented to the Shareholders at the special meeting of the Company, be adopted as the Articles of the Company;

2.Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Corporate Registry; and

3.Notwithstanding that this special resolution has been duly passed by the Shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the Articles of the Company without further approval of the Shareholders of the Company.

The foregoing Special Resolution must be approved by 75% of the votes cast at the Meeting by the shareholders voting in person or by proxy. The Board is in favour of the Special Resolution to replace the existing Articles with the new form of Articles as presented to the Shareholders. As set out in the text of the Special Resolution, notwithstanding its approval, the Board may determine not to proceed with the alteration of the Articles at any time prior to its effective date.

The Board of Directors unanimously recommends a vote FOR the resolution to replace the existing Articles with the new form of Articles, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters that are not known to management of the Company as of the date hereof should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting such proxy.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers, and employees, or their associates has been indebted to the Company or to any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last two completed financial years, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiaries, except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided by the audited consolidated financial statements of the Company for the financial years ended November 30, 2021 and 2020 and related Management’s Discussion & Analysis, which have been filed on SEDAR. Shareholders may also contact the Corporate Secretary of the Company to request a copy of these documents at #401, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7 – telephone (604) 604-831-9304.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Vancouver, British Columbia, this 29th day of March, 2023.

BY ORDER OF THE BOARD

/s/ Joshua Jackson

Joshua Jackson,

Chair

SCHEDULE “A”

NEW ARTICLES

(please see attached)

Adopted Effective ____________, 2023

BUSINESS CORPORATIONS ACT

ARTICLES

of

LIQUID MEDIA GROUP LTD.

Incorporation No. BC0304095

BUSINESS CORPORATIONS ACT

ARTICLES

of

LIQUID MEDIA GROUP LTD.

PART l - INTERPRETATION

1.1Definitions.  In these Articles, unless the context otherwise requires:

(a)"board of directors" or "board" or "directors" means the directors or the sole director of the Company for the time being;

(b)"Business Corporations Act" means the Business Corporations Act (British  Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)"registered address" of a shareholder means his address as recorded in the central securities register to be kept pursuant to the Business Corporations Act; and

(d)“solicitor of the Company” means any partner or associate of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2Expressions Referring to Writing.  Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, telex, telegram, photography and other modes of representing or reproducing words in a visible and usable form.

1.3Expressions Referring to Signing.  Expressions referring to signing or consenting to in writing shall be construed as including facsimile, printed or mechanically reproduced signatures and the receipt of messages by email, cable, telegram, telex, or any other method transmitting writing and indicating thereon that the requisite instrument is signed.

PART 2- SHARES AND SHARE CERTFICATES

2.1Authorized Share Structure.  The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2Form of Certificates.  Every share certificate issued by the Company shall be in such form as the directors approve and shall comply with the Business Corporations Act.

2.3 Shareholder Entitled to Certificate.  Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery of Certificates.  Any share certificate may be mailed by registered mail, postage prepaid, to the shareholder entitled thereto at his registered address and the Company shall not be liable for any loss occasioned to the shareholder if that share certificate is lost or stolen.  In respect of a share held jointly by several persons, delivery of a certificate for that share to one of several joint holders or to his duly authorized agent shall be sufficient delivery to all.

2.5Replacement of Lost or Defaced Certificates.  If a share certificate:

(a)is worn out or defaced, the directors shall, upon production to them of that certificate and upon such other terms, if any, as they may think fit, order the certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b)is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the directors and upon such indemnity and security therefor, if any, as the directors deem adequate being given, a new share certificate in place thereof shall be issued to the person entitled to the lost, stolen or destroyed certificate; or

(c)represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue, registered in his name, two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in place thereof certificates in accordance with the request.

2.6Consolidation of Certificates.  If two or more certificates are surrendered by the registered owner thereof to the Company together with a written request that the Company issue one certificate registered in his name representing the aggregate of the shares represented by the certificates so surrendered, the Company shall cancel the certificates so surrendered and issue in place thereof one certificate in accordance with the request.

2.7Fee for Certificates.  There shall be paid to the Company in respect of the issue of any certificate pursuant to Articles 2.5 or 2.6 hereof such sum, if any, as the directors may from time to time prescribe.

2.8Recognition of Trusts.  Except as required by Law or statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in a fractional part of a share or (except only as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered owner.

PART 3 - ALLOTMENT AND ISSUE OF SHARES

3.1 Directors Authorized.  Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2Commissions and Brokerage.  The directors may pay a reasonable commission or allow a reasonable discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the Company.

3.3Conditions of Issue.  No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company.  The value of property or services for the purpose of this Article shall be an amount determined by the directors to be, in all circumstances of the transaction, no greater than the fair market value thereof.

3.4Share Purchase Warrants and Rights.  Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4 - SHARE REGISTERS

4. 1Central Securities Register.  As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2Closing Register.  The Company must not at any time close its central securities register.

PART 5 - SHARE TRANSFERS

5.1Transferability and Instrument of Transfer.  Subject to the restrictions, if any, set forth in these Articles or in the Notice of Articles of the Company, any shareholder may transfer his shares by instrument in writing executed by or on behalf of that shareholder and delivered to the Company or its transfer agent.  The instrument of transfer of any share of the Company shall be in the form, if any, provided on the back of the Company's form of share certificate or in any other form which the directors may approve.   If the directors so require, each instrument of transfer shall be in respect of only one class of share.

5.2 Submission of Instruments of Transfer.  Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares.  All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing it together with the share certificate which accompanied it when tendered for registration.

5.3Authority in Instrument of Transfer.  The signature of a shareholder or of his duly authorized attorney on the instrument of transfer constitutes an authority to the Company to register the shares specified in the instrument of transfer as transferee or if no person is so named, then in any name designated in writing by the person depositing the share certificate and the instrument of transfer with the Company or its transfer agent or registrar.

5.4Enquiry as to Title Not Required.  Neither the Company nor any director, officer or agent of the

Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.5 Transfer Fee.  There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the directors may from time to time prescribe.

5.6Transfer Agent.  The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning registering, transferring and certifying the shares and share certificates of the Company.

PART 6 - TRANSMISSION OF SHARES

6.1 Personal Representative Recognized on Death.  In the case of the death of a shareholder, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he or she was the sole holder, shall be the only persons recognized by the Company as having any title to his or her interest in the shares. Before recognizing any legal personal representative the directors may require him or her to deliver to the Company the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the directors consider appropriate in order to establish the right of the personal representative to such title to the interest in the shares of the deceased shareholder.

6.2Death or Bankruptcy.  Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Business Corporations Act shall have been deposited with the Company. This Article does not apply on the death of a shareholder with respect to shares registered in his name and the name of another person in joint tenancy.

6.3 Persons in Representative Capacity.  Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, have the right either to be registered as a shareholder  in his representative capacity in respect of such share, or, if he or she is a personal representative, instead of being registered himself or herself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer  by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 7 - ALTERATIONS

7.1Alteration of Authorized Share Structure.  Subject to Article 7.2 and the Business Corporations Act, the Company may by ordinary resolution or by directors’ resolution:

(a)create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(b)create one or more series of shares within a class or, if none of the shares of a series of shares are allotted or issued, eliminate that series of shares;

(c)increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(d)subdivide or consolidate all or any of its unissued, or fully paid issued shares;

(e)if the Company is authorized to issue shares of a class of shares with par value, to:

(i)decrease the par value of those shares; or

(ii)if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(f)change all or any of its unissued, or fully paid issued , shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(g)alter the identifying name of any of its shares; or

(h)otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

7.2Special Rights and Restrictions.  Subject to the Business Corporations Act, the Company may by ordinary resolution or by directors’ resolution:

(a)create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and

(b)vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued.

7.3Change of Name.  The Company may by ordinary resolution or by directors' resolution authorize an alteration of its Notice of Articles in order to change its name.

7.4Other Alterations.  If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution or by directors’ resolution alter these Articles.

PART 8 - PURCHASE AND REDEMPTION OF SHARES

8.1Company Authorized to Purchase or Redeem Shares.  Subject to Article 8.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

8.2Purchase When Insolvent.  The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)the Company is insolvent; or

(b)making the payment or providing the consideration that would render the Company insolvent.

8.3Sale and Voting of Purchased Shares.  If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)is not entitled to vote the share at a meeting of its shareholders;

(b)must not pay a dividend in respect of the share; and

(c)must not make any other distribution in respect of the share.

PART 9 - BORROWING POWERS

9.1Powers of Directors.  The directors may from time to time at their discretion authorize the Company to:

(a)borrow any sum of money:

(b)guarantee the repayment of any sum of money borrowed by any person or corporation;

(c)guarantee the performance of any obligation of any person or corporation; and

(d)raise or secure the repayment of any sum of money so borrowed or guarantee or any obligation so guaranteed in any manner and upon any terms and conditions as they may think fit and in particular, and without limiting the generality of the foregoing, by the issue of bonds, debentures or other debt obligations or by the granting of any mortgages or other security on the undertaking or whole or any part of the property of the Company, both present and future.

9.2Negotiability of Debt Obligations.  The directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

9.3Special Rights on Debt Obligations. The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

9.4Execution of Debt Obligations.  If the directors so authorize or if any instrument under which any bonds, debentures or other debt obligations of the Company are issued so provides, any bonds, debentures or other debt obligations of the Company, instead of being manually signed by the directors or officers authorized in that behalf, may have the facsimile signatures of those directors or officers printed or otherwise mechanically reproduced thereon and in such case any bonds, debentures, or other debt obligations so signed shall be as valid as if signed manually and every bond, debenture or other debt obligation so bearing facsimile signatures of directors or officers of the Company shall be manually signed, countersigned or certified by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company duly authorized by the directors or the instrument under which such bonds, debentures or other debt obligations are issued so to do.  Notwithstanding that any person whose facsimile signature is so used shall have ceased to hold the office that he or she is stated on any bond, debenture or other debt obligation to hold at the date of the actual issue thereof, that bond, debenture or other debt obligation shall be valid and binding on the Company.

PART 10 - GENERAL MEETINGS

10.1Annual General Meetings.  Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2Consent Resolution In Lieu of Meeting of Shareholders.  If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3Calling of Meetings of Shareholders.  The directors may, whenever they think fit, call a meeting of shareholders.

10.4Location of Meetings.  A general meeting of the Company may be held anywhere in the world as determined by the directors.

10.5Notice for Meetings of Shareholders.  The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)if and for so long as the Company is a public company, 21 days;

(b)otherwise, 10 days.

10.6 Record Date for Notice.  The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)if and for so long as the Company is a public company, 21 days;

(b)otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting.  The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8Failure to Give Notice and Waiver of Notice.  The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9Notice of Special Business at Meetings of Shareholders.  If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)state the general nature of the special business; and

(b)if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 11 - PROCEEDINGS AT GENERAL MEETINGS

11.1Special Business.  At a meeting of shareholders, the following business is special business:

(a)at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and

(b)at an annual general meeting, all business is special business except for the following:

(i)business relating to the conduct of or voting at the meeting;

(ii)consideration of any financial statements of the Company presented to the meeting;

(iii)consideration of any reports of the directors or auditor;

(iv)the setting or changing of the number of directors;

(v)the election or appointment of directors;

(vi)the appointment of an auditor;

(vii)the setting of the remuneration of an auditor;

(viii)business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix)any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2Majority Required for a Special Resolution.  The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3Quorum.  For so long as the Company is listed on Nasdaq, the quorum for a general meeting shall be two or more individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders, personally present and representing shares aggregating not less than 33 1/3 % of the issued shares of the Company entitled to be voted at that meeting. If the Company is not listed on Nasdaq, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4One Shareholder May Constitute Quorum.

If there is only one shareholder entitled to vote at a meeting of the shareholders:

(a)the quorum is one person who is, or who represents by proxy, that shareholder; and

(b)that shareholder, present in person or by proxy, may constitute the meeting.

11 .5Other Persons May Attend.  The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6Requirement of Quorum.  No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7Lack of Quorum.  If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8Lack of Quorum at Succeeding Meeting.  If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9Chair. The following individuals are entitled to preside as chair at a meeting of shareholders:

(a)the chair of the board, if any; or

(b)if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company, if any; or

(c)if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, any director officer or solicitor of the Company.

11.10Selection of Alternate Chair.  If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11Adjournments.  The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12Notice of Adjourned Meeting.  It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at a n adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13Decisions by Show of Hands, Verbal Statements, or Poll.  Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one share holder entitled to vote who is present in person or by proxy. In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.14Declaration of Result.  The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15Motion Need Not be Seconded.  No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote.  In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17Manner of Taking Poll.  Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)the poll must be taken:

(i)at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)in the manner, at the time and at the place that the chair of the meeting directs;

(b)the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)the demand for the poll may be withdrawn by the person who demanded it.

11.18Demand for Poll on Adjournment.  A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19Chair Must Resolve Dispute.  In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20Casting of Votes.  On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21Demand for Poll.  No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22Demand for Poll Not to Prevent Continuance of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23Retention of Ballots and Proxies.  The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24Meetings by Telephone or Other Communications Medium.  A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Article 11.24 shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.  If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Article 11.24,

(a)each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b)the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART I2 – VOTES OF SHAREHOLDERS

12.1Number of Votes Per Share or Member. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3 herein, on a show of hands every shareholder present in person, by proxy or by authorized representative shall have one vote and on a poll every shareholder entitled to vote on that poll shall have one vote for every share he or she holds.

12.2Trustee of Shareholder May Vote.  A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered , or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

12.3Votes by Joint Holders.  Where there are joint shareholders registered in respect of any share, any one of the joint shareholders may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if he or she were solely entitled to it. If more than one of the joint shareholders is present at any meeting in person, by proxy or by authorized representative, the joint shareholder so present whose name stands first on the central securities register in respect of the share shall alone be entitled to vote in respect of that share. For the purpose of this Article 12.3, two or more trustees of a shareholder in whose sole name any share is registered shall be deemed joint shareholders.

12.4Representative of a Corporate Shareholder.  If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)for that purpose, the instrument appointing a representative must:

(i)be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)be provided , at the meeting, to the chair of the meeting, and

(b)if a representative is appointed under this Article 12.4:

(i)the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual , including, without limitation, the right to appoint a proxy holder, and

(ii)the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

12.5When Proxy Provisions Do Not Apply.  Articles 12.6 to 12.12 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.6Appointment of Proxy Holders.  Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than three) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.7Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.8When Proxy Holder Need Not Be A Shareholder.  A person who is appointed as a proxy holder need not be a shareholder of the Company.

12.9Form of Proxy.  A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints _______________________ or, failing that person, ___________________, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this _______ day of ___________________

________________________________________ Signature of shareholder

12.10Provision of Proxies.  A proxy for a meeting of shareholders must:

(a)be received at the registered office of the Company or at an y other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified , 2 business days, before the day set for the holding of the meeting, or;

(b)unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

12.11Revocation of Proxies.  Subject to Article12.12, every proxy may be revoked by an instrument in writing that is:

(a)received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(d)provided at the meeting to the chair of the meeting.

12.12Revocation of Proxies Must be Signed.  An instrument referred to in Article 12.11 must be signed as follows:

(a)if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b)if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.4.

12.13Validity of Proxy Votes.  A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death , incapacity or revocation is received;

(a)at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy i s to be used, or

(b)by the chair of the meeting, before the vote is taken.

12.14Production of Evidence of Authority to Vote.  The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.15Counterpart Resolutions.  Ordinary and special resolutions of the Company consented to in writing by shareholders of the Company may be in counterparts each consented to in writing by one shareholder or more than one shareholder, which together shall be deemed to constitute one resolution.

PART 13 - DIRECTORS

13.1Number of Directors.  If the Company is not a pre-existing company under the Business Corporations Act, the persons designated as directors of the Company in the Notice of Articles are the first directors. The number of directors, excluding additional directors appointed under Article 14.10, is set at:

(a)subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors if applicable;

(b)if the Company is a public company, the greater of three and the most recently set of:

(i)the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)the number of directors set under Article 14.6;

(c)if the Company is not a public company, the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)the number of directors set under Article 14.6.

13.2Change in Number of Directors.  If the number of directors is set under Articles 13.1 (b)(i) or 13.l(c)(i):

(a)the shareholders may elect or appoint the directors needed to fill any vacancies in the board up to that number; and

(b)if, contemporaneously with setting that number, the shareholders do not elect or appoint the number of directors needed to fill vacancies in the board up to that number, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3Directors' Acts Valid Despite Vacancy.  An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4Remuneration and Expenses of Directors.  The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other service for the Company that in the opinion of the directors is outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he or may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive. The directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.5 Qualification of Directors.  A director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Business Corporations Act to become or act as a director.

PART 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1Three Classes of Directors.  Unless otherwise determined by special resolution, the Board shall be divided into three classes of directors, to be respectively designated as Class I, Class II and Class III.

14.2Terms of Office of Directors.  Unless otherwise determined by special resolution, the terms of office of the directors initially classified shall be as follows:

(a)Class I shall expire at the general meeting to be held in 2023;

(b)Class II shall expire at the general meeting to be held in 2024; and

(c)Class III shall expire at the general meeting to be held in 2025.

14.3Election at General Meeting.  At each general meeting after such initial classification, directors to replace those whose terms expire at such general meeting shall be elected to hold office until the third succeeding general meeting. Notwithstanding the foregoing, every director shall hold office until his successor shall be elected. Any director whose office has expired shall be eligible for re-election.

14. 4Consent to be a Director.  No election, appointment or designation of an individual as a director is valid unless:

(a)that individual consents to be a director in the manner provided for in the Business Corporations  Act;

(b)that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)with respect to first directors, the designation is otherwise valid under the Business Corporations  Act.

14.5Failure to Elect or Appoint Directors.  Where the Company fails to hold an annual general meeting in accordance with the Business Corporations Act, the Directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until the earlier of:

(a)the date on which his or her successor is elected or appointed; and

(b)the date on which he or she otherwise ceases to hold office under the Business Corporations  Act or these Articles.

14.6Places of Retiring Directors not Filled.  If, at any general meeting at which an election of directors ought to take place, the places of the retiring directors are not filled up, those of the retiring directors as may be required by the newly elected directors shall, if willing, continue in office until further new directors are elected at a general meeting specially convened for that purpose or at the annual general meeting in the next or some subsequent year, unless it is determined to reduce the number of directors.

14.7Directors may fill casual vacancies.  The directors shall have power at any time and from time to time to appoint any person as a director to fill a casual vacancy on the Board. Any director so appointed shall hold office only so long as the vacating director would have retained the same if no vacancy had occurred.

14.8 Remaining Directors Power to Act.  The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.9Shareholders May Fill Vacancies.  If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.8, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.10Additional Directors.  Notwithstanding Articles 13.1 and 13.2, between successive annual general meetings the directors shall have power to appoint one or more additional directors but the number of additional directors so appointed shall not be more than:

(a)one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.10.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors at the next following annual meeting of the Company, but is eligible for re-election or re-appointment, and so long as he is an additional director the number of directors shall be increased accordingly.

14.11Alternate Directors. Any director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors, to attend and vote as a director at a meeting at which the person appointing him is not personally present, to sign consent resolutions pursuant to Article 17.8, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote.

A director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him.  The remuneration payable to such an alternate shall be payable out of the remuneration of the director appointing him.

14.12Termination of Directorship.  A director ceases to be a director when:

(a)the term of office of the director expires;

(b)the director dies;

(c)the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(d)the director is removed from office pursuant to Articles 14.13 or 14. 14.

14.13Removal of Director by Shareholders.  The Company may by special resolution remove any director before the expiration of his period of office and may by ordinary resolution elect or appoint another person in his stead. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.14Removal of Director by Directors.  The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15 - POWERS AND DUTIES OF DIRECTORS

15.1Management of Affairs and Business.   Subject to the Business Corporations Act and these Articles, the directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2Appointment of Attorney. The directors may from time to time by power of attorney or other instrument, under the common seal of the Company if required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the shareholders of the Company or in favour of any corporation, or of any of the shareholders, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1Disclosure of Conflicting Interest.  A director or senior officer who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to materially conflict with his duty or interest as a director or senior officer shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a director or senior officer, as the case may be, in accordance with the provisions of the Business Corporations Act.

16.2Voting and Quorum.  A director who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors ' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution .  A director who holds such a disclosable interest may, however, be counted in the quorum present at the meeting at which such vote is taken.

16.3Director Holding Other Office in the Company.    A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be liable to be voided by reason thereof nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established.

16.4Professional Services by Director or Officer.   Subject to compliance with the provisions of the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company (except as auditor of the Company) and he or such person shall be entitled to remuneration for professional services as if he were not a director or officer.

16.5 Director or Officer in Other Corporation.   A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, such director or officer shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other person.

16.6Obligation to Account for Profits.   A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

PART 17 - PROCEEDINGS OF DIRECTORS

17.1Chair and Alternate.  The chairman of the board, if any, or in his absence, the president, if any, if the president is a director, shall preside as chairman at every meeting of the directors, or if there is no chairman of the board or no president, who is a director, or neither the chairman of the board or the president, if a director, is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the chairman of the board if any, and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

1 7.2Meetings of Directors.  The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

17.3Meetings by Telephone or Other Communications Medium.   A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who pat1icipates in a meeting in a manner contemplated by this Article 1 7.3 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.4Notice of Meeting.  A director may, and the secretary or an assistant secretary, if any, upon request of a director shall, call a meeting of the board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose, or by leaving it at his prescribed address or at any other address provided to the Company by the director for this purpose, or orally, by delivery of written notice or by telephone, voice mail, email, fax or any method of legibly transmitting messages. It shall not be necessary to give notice of a meeting of directors if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director or alternate director shall not invalidate the proceedings at the meeting.

17.5Waiver of Notice of Meetings.   Any director may file with the Company a document executed by him waiving notice of any past, present or future meeting or meetings of the directors and may at a n y time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such director or, unless the director otherwise requires by notice in writing to the Company or to his alternate director of any meeting of directors and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

17.6Quorum.   The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors. If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

I 7.7Validity of Acts Where Appointment Defective.   Subject to the Business Corporations Act , an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.8 Consent Resolutions in Writing.  A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.8 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18 - EXECUTIVE AND OTHER COMMITTEES

18.1Appointment of Executive Committee.    The directors may by resolution appoint an executive committee to consist of such director or directors as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the board, all the powers vested in the board except the power to fill vacancies in the board, the power to remove a director, the power to change the membership of, or fill vacancies in, said committee or any other committee of the board, and except such other powers, if any, as may be specified in the resolution or any subsequent resolution. The said committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the board of directors at such times as the board of directors may from time to time require. The board shall have the power at any time to revoke, alter or override the authority given to or acts done by the executive committee except as to acts done before such revocation, alteration or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The executive committee, in the exercise of the powers delegated to it, must conform to any rules that may from time to time be imposed on it by the directors. A majority of the directors of said committee shall constitute a quorum thereof.

18.2Appointment of Other Committees.  The directors may by resolution appoint one or more committees (other than the executive committee) consisting of such director or directors as they think fit and may delegate to any such committee such powers of the board (except the power to fill vacancies in the board, the power to remove a director, the power to change the membership of or fill vacancies in any committee of the board, the power to appoint or remove officers appointed by the directors) subject to such conditions as may be prescribed in such resolution or any subsequent resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the board of directors at such times as the board of directors may from time to time require. The directors shall also have power at any time to revoke, alter or override any authority given to or acts to be done by any such committees except as to acts done before such revocation, alteration or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Any committee, in the exercise of the powers delegated to it, must conform to any rules that may from time to time be imposed on it by the directors.  A majority of the directors of a committee shall constitute a quorum thereof.

18.3Procedure at Meetings.   Subject to such rules as may from time to time be imposed on it by the directors and unless the directors otherwise provided in the resolution appointing it or any subsequent resolution, the executive committee and any other committee may meet and adjourn as it thinks proper.  Questions a rising at any meeting shall be determined by a majority of votes of the directors of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the directors of the executive committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date started thereon or on the latest date stated in any counterpart.

PART 19 - OFFICERS

19. 1Directors May Appoint Officers.  The directors may, from time to time, appoint a president, secretary or any other officer that it considers necessary, and the directors may, at any time, terminate any such appointment.

19.2Functions, Duties and Powers of Officers.  The directors may, for each officer:

(a)determine the functions and duties of the officer;

(b)entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3Qualifications.  No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act.  One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

19.4Remuneration and Terms of Appointment.  All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20 - INDEMNIFICATION

20.1Definitions.  In this Article 20:

(a)"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i)is or may be joined as a party; or

(ii)is or may be liable for or in respect of a judgment, penalty or fine in , or expenses related to, the proceeding;

(c)"expenses" has the meaning set out in the Business Corporations Act.

20.2 Mandatory Indemnification of Directors and Former Directors.  Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and hi s or her heirs and personal and other legal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3Indemnification of Other Persons.  Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4Non-Compliance with Business Corporations Act.  The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5Company May Purchase Insurance.  The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or personal or other legal representatives) who:

(a)is or was a director, alternate director, officer, employee or agent of the Company;

(b)is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partners hip, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position .

PART 21 - SEAL

21.1Who May Attest Seal. Except as provided in Articles 21.2 and 21.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)any two directors;

(b)any officer, together with any director;

(c)if the Company only has one director, that director; or

(d)any one or more directors or officers or persons as may be determined by the directors.

21.2Sealing Copies.  For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 21.1 , the impression of the seal m ay be attested by the signature of any director or officer.

21.3Mechanical Reproduction of Seal.  The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 22 - DIVIDENDS

22. 1Declaration of Dividends.  Subject to the Business Corporations Act and the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of dividends and fix the date of record therefor and the date for payment thereof.  No date of record for any dividend shall precede the date of payment thereof by more than the maximum number of days permitted by the Business Corporations Act. No notice need be given of the declaration of any dividend.  If no valid date of record is fixed, the date of record shall be deemed to be 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.2Dividends to be Paid in Accordance with Number of Shares. Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held . If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.3Dividends Bear No Interest.  No dividend shall bear interest against the Company.

22.4Payment in Species and Fractional Interests.  The directors may direct payment of any dividend wholly or partially by the distribution of specific assets or of paid-up shares or bonds, debentures or other debt obligations of the Company or in any one or more of those ways and where any difficulty arises in regard to the distribution the directors may settle the same as they think fit.  The directors may fix the value for distribution of specific assets and may vest any of those specific assets in trustees upon such trusts for the persons entitled thereto as the directors think fit. Notwithstanding the foregoing, if any dividend results in any shareholder being entitled to a fraction of a share, bond, debenture or other debt obligation of the Company, the directors may pay that shareholder in place of that fraction of a share, bond, debenture or other debt obligation the cash equivalent thereof.  The directors may arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of fractions of shares, bonds, debentures or other debt obligations of the Company on behalf of shareholders entitled thereto.

22. 5Capitalization.  Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

22.6 Payment of Dividends.   ny dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder first named on the central securities register or to such person or to such address as any shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.  If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

PART 23 - DOCUMENTS, RECORDS AND REPORTS

23. 1Accounts to be Kept.  The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2Inspection of Accounts.  Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect or obtain a copy of the accounting records of the Company.

PART 24 - NOTICES

24.1Unless the Business Corporations Act or these Articles provides otherwise a notice statement report or other record required or permitted under the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)mail addressed to the person at the applicable address for that person as follows:

(i)for a record mailed to a shareholder, the shareholder 's registered address;

(ii)for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)in any other case, the mailing address of the intended recipient;

(b)delivery at the applicable address for that person as follows, addressed to the person:

(i)for a record delivered to a shareholder, the shareholder's registered address;

(ii)for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)in any other case, the delivery address of the intended recipient;

(c)sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)physical delivery to the intended recipient; and

(f)delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2Deemed Receipt of Mailing.   A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending.  A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

24.4Notice to Joint Shareholders.  A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees.  A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)mailing the record , addressed to them :

(i)by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)at the address, if any, supplied to the Company for that purpose by the persons c l aiming to be so entitled ; or

(b)if an address referred to in paragraph 24.1(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death , bankruptcy or incapacity had not occurred .